Exhibit 99(b)

Texas Competitive Electric Holdings Company LLC Consolidated

Adjusted EBITDA Reconciliation

	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010	Twelve Months Ended June 30, 2011	Twelve Months Ended June 30, 2010
	(millions of dollars)

Net income (loss)	$(951)	$43	$(4,377)	$235
Income tax expense (benefit)	(499)	46	(143)	153
Interest expense and related charges	1,651	1,664	2,824	2,936
Depreciation and amortization	726	681	1,424	1,294

EBITDA	$927	$2,434	$(272)	$4,618

Interest income	(46)	(42)	(95)	(87)
Amortization of nuclear fuel	69	64	145	111
Purchase accounting adjustments (a)	115	91	187	233
Impairment of goodwill	—	—	4,100	—
Impairment of assets and inventory write down (b)	—	1	12	38
Net gain on debt exchange offers	—	—	(687)	—
Unrealized net (gain) loss resulting from hedging transactions	385	(848)	13	(1,364)
EBITDA amount attributable to consolidated unrestricted subsidiaries	(3)	—	(3)	1
Amortization of “day one” net loss on Sandow 5 power purchase agreement	—	(11)	(11)	(20)
Corporate depreciation, interest and income tax expenses included in SG&A expense	7	5	11	10
Losses on sale of receivables	—	—	—	5
Noncash compensation expense (c)	3	10	7	8
Severance expense	2	3	3	5
Transition and business optimization costs (d)	15	2	23	7
Transaction and merger expenses (e)	19	21	35	23
Restructuring and other (f)	70	1	(48)	(26)
Expenses incurred to upgrade or expand a generation station (g)	100	100	100	100

Adjusted EBITDA per Incurrence Covenant	$1,663	$1,831	$3,520	$3,662
Expenses related to unplanned generation station outages	91	91	132	134
Pro forma adjustment for Sandow 5 and Oak Grove 1 reaching 70% capacity in Q1 2010 (h)	—	—	—	56
Pro forma adjustment for Oak Grove 2 reaching 70% capacity in Q2 2011 (h)	25	—	75	—
Other adjustments allowed to determine Adjusted EBITDA per Maintenance Covenant (i)	8	9	28	35

Adjusted EBITDA per Maintenance Covenant	$1,787	$1,931	$3,755	$3,887

(a)

Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits and gains on asset sales not recognized in net income due to purchase accounting.

(b)	Impairment of assets includes impairment of land.
(c)	Noncash compensation expenses represent amounts recorded under stock-based compensation accounting standards and exclude capitalized amounts.
(d)	Transition and business optimization costs include incentive compensation expenses and professional fees primarily for retail billing and customer care systems enhancements.
(e)	Transaction and merger expenses include costs related to the Merger, the Sponsor Group management fee, outsourcing transition costs and costs related to certain growth initiatives.
(f)

Restructuring and other includes net third-party fees paid in connection with the amendment and extension of the TCEH Senior Secured Facilities, gains on termination of a long-term power sales contract and settlement of amounts due from a hedging/trading counterparty, and reversal of certain liabilities accrued in purchase accounting.

(g)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.
(h)

Pro forma adjustment for the six and twelve months ended June 30, 2011 represents the annualization of the actual three months ended June 30, 2011 EBITDA results for Oak Grove 2, which achieved the requisite 70% average capacity factor in the second quarter 2011. Pro forma adjustment for the twelve months ended June 30, 2010 represents the annualization of the actual six months ended June 30, 2010 EBITDA results for Sandow 5 and Oak Grove 1, which achieved the requisite 70% average capacity factor in the first quarter 2010.

(i)	Primarily pre-operating expenses relating to Oak Grove and Sandow 5.

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